July 3, 2018

Ms. Debra O’Neal Johnson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

360 Funds Trust (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Ms. O’Neal Johnson:

On April 20, 2018, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 106 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 107 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding the Eagle Rock Floating Rate Fund (the “Fund”) as a new portfolio series of the Trust. You recently provided comments to my colleague relating to the filing. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

Prospectus

1.

Comment:

Please explain how the Fund is going to seek capital preservation.

Response:

The Fund has added disclosure to the summary section of the prospectus explaining its process for seeking capital preservation.

2.

Comment:

It is the Staff’s position that fee waivers under an expense limitation arrangement may only be recouped for three years from the date of the waiver rather than for three years following the period covered by the expense limitation arrangement. Please conform the arrangements and the disclosure accordingly. Additionally, please confirm that a FAS 5 analysis was conducted and that the conclusion of the analysis was that recoupment of fee waivers is not probable. Please also confirm that this FAS 5 analysis was provided to the Trust’s independent registered public accounting firm.

Response:

The Trust respectfully disagrees with this comment, and, accordingly, it has not adjusted the expense limitation arrangement or the corresponding disclosure. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse each Fund in order to limit the relevant Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the period, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full period is completed. For example, a fund with minimal assets at the beginning of a period whose asset levels increase significantly during the period may accrue for an advisory fee waiver over the first few months of the period, but later determine that such advisory fee waiver is not actually required if the fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the Adviser would not actually waive any of its fees during the year.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

July 3, 2018

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal period is completed. Only if the Fund’s annual expense ratio is below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust’s service providers have confirmed that FAS 5 analyses are performed in the context of administering expense limitation arrangements. Additionally, the Trust’s service providers have confirmed, where appropriate, that recoupment of fee waivers was not warranted based on the Fund’s assets and expenses at the time of such analyses; however, to the extent, the analyses suggest that recoupment is probable, the Trust’s service providers have indicated that an appropriate liability will be recorded on the appropriate Fund’s books and records. The Trust also confirms that these FAS 5 analyses are provided to the Trust’s independent registered public accounting firm upon request.

3.

Comment:

Please add/confirm that the Fund’s disclosure regarding its investments in bank loans addresses liquidity risk and the fact that bank loans may not be securities and enjoy the protections of the Federal Securities laws.

Response:

The Trust confirms the disclosure addresses these risks.

4.

Comment:

Does the Fund intend to acquire equity securities, or does it expect to receive equity securities incidental to owning securities that undergo a restructuring? Explain why it’s appropriate to include any equity securities owned by the Fund as a good asset when considering compliance with the Fund’s 80% investment requirement to invest in U.S. dollar denominated floating rate secured loans and other floating rate debt instruments, including: floating rate bonds; floating rate notes; floating rate debentures; and tranches of floating rate asset-backed securities, including structured notes, made to, or issued by, U.S. and non-U.S. corporations or other business entities.

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Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

July 3, 2018

Response:

The Fund may receive equity securities as a result of the general restructuring of the debt of an issuer, the restructuring of a floating rate loan or as part of a package of securities acquired with a loan. The sub-advisor to the Fund believes that by including the equity securities received in these instances as a good asset in the 80% investment requirement provides them greater flexibility in managing the Fund’s overall portfolio. There are situations where the sub-advisor may learn non-public information about an issuer and not be permitted to sell the equity securities received for an extended period of time. In addition, the sub-advisor does not want to be forced to liquidate these positions when market conditions do not warrant selling. It is unlikely that these equity positions will ever make up a significant percentage of the Fund’s assets but the sub-advisor believes it is important to have as much flexibility as possible in managing the Fund’s portfolio. The Trust believes shareholders will benefit if the Fund is allowed to consider these equity positions as good assets under the Fund’s 80% investment requirement.

5.

Comment:

Explain what “focus” means in the following sentence:

“Similarly, as part of meeting the 80% test, the Fund may also invest in other investment companies, including exchange traded funds (“ETFs”), that focus their investments on floating rate debt investments.”

Response:

The Trust considers other investment companies, including ETFs, that invest 80% or more of their net assets in floating rate secured loans and other floating rate debt instruments (as defined in the prospectus) as being “focused” in these types of investments.

6.

Comment:

Please confirm that the Fund will not invest more than 15% of its net assets in illiquid securities.

Response:

The Trust confirms that it will not invest more than 15% of its net assets in illiquid securities.

7.

Comment:

Please confirm that if the Fund intends to invest in other investment companies and that investment results in the Fund incurring indirect expenses of 1 basis point or higher that this will be disclosed in Fund’s expense table.

Response:

The Trust has estimated the Fund’s acquired fund fees and expenses to be 4 basis points for its first fiscal period of operations. This has been included in the expense table in the prospectus.

8.

Comment:

Please expand the Fund’s “credit risk” disclosure to include language regarding the risks associated with investing in distressed companies.

Response:

The Trust has revised the disclosure to address your comment.

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Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

July 3, 2018

9.

Comment:

Please expand the Fund’s “interest rate risk” disclosure to include language regarding the how the price of a fixed income security is impacted by an increase or decrease in the value of the fixed income security.

Response:

The Trust has revised the disclosure to address your comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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